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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*




                            CYPRESS BIOSCIENCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    232674507
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 2 of 10 Pages
--------------------                                         -------------------


    1.      NAMES OF REPORTING PERSONS

            Great Point Partners, LLC

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

            37-1475292

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   [ ]

            (b)   [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY


--------------------------------------------------------------------------------

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES          5.    SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                         0
REPORTING PERSON
      WITH                6.    SHARED VOTING POWER

                                                                    150,000

                          7.    SOLE DISPOSITIVE POWER

                                                                       0

                          8.    SHARED DISPOSITIVE POWER

                                                                    150,000

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     150,000

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     0.4%

   12.      TYPE OF REPORTING PERSON (See Instructions)

                     OO

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 3 of 10 Pages
--------------------                                         -------------------


    1.      NAMES OF REPORTING PERSONS

            Dr. Jeffrey R. Jay, M.D.

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   [ ]

            (b)   [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY


--------------------------------------------------------------------------------

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

NUMBER OF SHARES          5.    SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                         0
REPORTING PERSON
      WITH                6.    SHARED VOTING POWER

                                                                    150,000

                          7.    SOLE DISPOSITIVE POWER

                                                                       0

                          8.    SHARED DISPOSITIVE POWER

                                                                    150,000

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     150,000

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     0.4%

   12.      TYPE OF REPORTING PERSON (See Instructions)

                     IN

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 4 of 10 Pages
--------------------                                         -------------------

    1.      NAMES OF REPORTING PERSONS

            Mr. David Kroin

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   [ ]

            (b)   [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY


--------------------------------------------------------------------------------

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

NUMBER OF SHARES          5.    SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                         0
REPORTING PERSON
      WITH                6.    SHARED VOTING POWER

                                                                    150,000

                          7.    SOLE DISPOSITIVE POWER

                                                                       0

                          8.    SHARED DISPOSITIVE POWER

                                                                    150,000

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     150,000

   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     0.4%

   12.      TYPE OF REPORTING PERSON (See Instructions)

                     IN

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 5 of 10 Pages
--------------------                                         -------------------

     ITEM 1.

                    (a)       Name of Issuer

                              Cypress Bioscience, Inc.

                    (b)       Address of Issuer's Principal Executive Offices

                              4350 Executive Drive   Suite 325
                              San Diego, CA  92121

     ITEM 2.

                    (a)       Name of Person Filing

                                      Great Point Partners, LLC
                                      Dr. Jeffrey R. Jay, M.D.
                                      Mr. David Kroin

                    The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2009, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                    (b) Address of Principal Business Office, or if none, Residence

                              The address of the principal business office of each of the Reporting Persons is

                                      165 Mason Street - 3rd Floor
                                      Greenwich, CT  06830

                    (c)       Citizenship

                    Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

                    (d)       Title of Class of Securities

                              Common Stock

                    (e)       CUSIP Number

                              232674507

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d.2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                            Not Applicable.

                    (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

                    (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

                    (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 6 of 10 Pages
--------------------                                         -------------------


                    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                    (e) [ ]   An   investment   adviser   in   accordance   with
                              ss.240.13d-1(b)(1)(ii)(E).

                    (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

                    (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

                    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                              1813).

                    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                    (j) [ ]   Group,          in         accordance         with
                              ss.240.13d-1(b)(1)(ii)(J).

     ITEM 4.        OWNERSHIP

                    Great Point Partners, LLC ("Great Point") is the investment manager of Biomedical Value Fund, L.P. ("BVF"), and by virtue of such status may be deemed to be the beneficial owner of the 94,500 shares of Common Stock (consisting of 94,500 shares which BVF has the right to acquire pursuant to the exercise of options held by BVF) of the Issuer owned by BVF (the "BVF Shares"). Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as senior managing member of Great Point, and Mr. David Kroin ("Mr. Kroin"), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

                    Great Point is the investment manager of Biomedical Offshore Value Fund, Ltd. ("BOVF"), and by virtue of such status may be deemed to be the beneficial owner of the 55,500 shares of Common Stock (consisting of 55,500 shares which BOVF has the right to acquire pursuant to the exercise of options held by
                    BOVF) of the Issuer owned by BOVF (the "BOVF Shares"). Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

                    Each of Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interest.


                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    1.        GREAT POINT PARTNERS, LLC

                    (a)       Amount beneficially owned: 150,000

                    (b)       Percent of class: 0.4%.

                    (c)       Number of shares as to which the person has:

                              (i)     Sole  power to vote or to direct the vote:
                                      - 0 -

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 7 of 10 Pages
--------------------                                         -------------------

                              (ii) Shared power to vote or to direct the vote: 150,000

                              (iii) Sole power to dispose or to direct the disposition of: - 0 -.

                              (iv) Shared power to dispose or to direct the disposition of: 2,330,000.

                    2.        DR. JEFFREY R. JAY, M.D.

                    (a)       Amount beneficially owned: 150,000

                    (b)       Percent of class: 0.4%.

                    (c)       Number of shares as to which the person has:

                              (i)     Sole  power to vote or to direct the vote:
                                      0.

                              (ii) Shared power to vote or to direct the vote: 150,000

                              (iii) Sole power to dispose or to direct the disposition of: 0.

                              (iv) Shared power to dispose or to direct the disposition of: 150,000

                    3.        MR. DAVID KROIN

                    (a)       Amount beneficially owned: 150,000

                    (b)       Percent of class: 0.4%.

                    (c)       Number of shares as to which the person has:

                              (i)     Sole  power to vote or to direct the vote:
                                      0.

                              (ii) Shared power to vote or to direct the vote: 150,000

                              (iii) Sole power to dispose or to direct the disposition of: 0.

                              (iv) Shared power to dispose or to direct the disposition of: 150,000

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.             OWNERSHIP  OF MORE THAN FIVE  PERCENT  ON BEHALF OF  ANOTHER
                    PERSON:

                    See item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable.

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 8 of 10 Pages
--------------------                                         -------------------


ITEM 9.             NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable.

ITEM 10.            CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

--------------------                                         -------------------
CUSIP No.  232674507                 13G/A                   Page 9 of 10 Pages
--------------------                                         -------------------


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2009


                                            GREAT POINT PARTNERS, LLC

                                            By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                                 -------------------------------
                                                 Dr. Jeffrey R. Jay, M.D.,
                                                   as senior managing member

                                            /s/ Dr. Jeffrey R. Jay, M.D.
                                            ------------------------------------
                                            DR. JEFFREY R. JAY, M.D.

                                            /s/ Mr. David Kroin
                                            ------------------------------------
                                            MR. DAVID KROIN

                                                                       Exhibit A
                                                                       ---------


             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

         (ii)     Each of them is  responsible  for the  timely  filing  of such
Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 17, 2009


                                            GREAT POINT PARTNERS, LLC

                                            By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                                 -------------------------------
                                                 Dr. Jeffrey R. Jay, M.D.,
                                                   as senior managing member


                                            /s/ Dr. Jeffrey R. Jay, M.D.
                                            ------------------------------------
                                            DR. JEFFREY R. JAY, M.D.

                                            /s/ Mr. David Kroin
                                            ------------------------------------
                                            MR. DAVID KROIN